SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Resolute Energy Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

76116A306

(CUSIP Number)

Jennifer Terrell, Chief Financial Officer

Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817) 509.3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

Robert Robbins

Pillsbury Winthrop Shaw Pittman, LLP

1200 Seventeenth Street, NW

Washington, DC 20036

March 1, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D (as subsequently amended and supplemented, the “Schedule 13D”) filed by the undersigned on June 22, 2015, as amended and supplemented by Amendment No. 1 to Schedule 13D, filed on July 15, 2015, Amendment No. 2 to Schedule 13D, filed on October 9, 2015, Amendment No. 3 to Schedule 13D, filed on November 12, 2015, Amendment No. 4 to Schedule 13D, filed on July 11, 2016, Amendment No. 5 to Schedule 13D filed on October 11, 2016, Amendment No. 6 to Schedule 13D, filed on December 21, 2016, Amendment No. 7 to Schedule 13D, filed on May 17, 2018, and Amendment No. 8 filed on November 21, 2018, relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Resolute Energy Corporation (the “Issuer”), a Delaware corporation. The principal executive office of the Issuer is located at 1700 Lincoln St., Suite 2800, Denver, CO 80203. As disclosed in the Issuer’s Current Report on Form 8-K (“Form 8-K”) filed on November 19, 2018, pursuant to the terms of the Agreement and Plan of Merger the Issuer entered into on November 19, 2018 (the “Merger Agreement”), the Issuer became a wholly-owned subsidiary of Cimarex Energy Co. (“Cimarex”) on March 1, 2019. In connection with the consummation of the Merger Agreement, Cimarex and the Issuer notified the New York Stock Exchange that each issued and outstanding Share of the Issuer was exchanged for Shares of Cimarex or cash. As a result, the Reporting Person no longer owns 5% or more of the Shares and are filing this Schedule 13D as an exit filing.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended in its entirety as follows:

On March 1, 2019, in accordance with the Agreement and Plan of Merger entered into between the Issuer and Cimarex Energy Co. (“Cimarex”), CR Sub 1 Inc. and Cimarex Resolute LLC as of November 18, 2018 (the “Merger Agreement”), at the effective time of the Merger, the Reporting Person’s Shares of the Issuer were converted into the right to receive an amount in cash, without interest, equal to $35.00 and validly issued, fully paid and non-assessable shares of common stock of Cimarex, par value $0.01 per share (the “Purchaser Shares”), at the option of the Reporting Person and subject to certain conditions provided for in the Merger Agreement, such as the proration procedures. On March 1, 2019, the closing price of the Purchaser Shares was $73.08.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety as follows:

The aggregate percentage Shares reported beneficially owned by each person named herein is based upon 0 Shares outstanding as of March 1, 2019.

A.	As of the date of this filing:

i.

Goff Family Investments, Goff Capital, Kulik Partners, Kulik GP, Cuerno Partners, Goff Foundation, Goff REN, Goff REN II, GFS REN GP, GFS Management, GFS, GFT, Goff Family Trust, JCG 2016 Holdings, JCG 2016 Management, and John C. Goff may be deemed to beneficially own 0 Shares, constituting approximately 0.0% of the Shares outstanding.

B.	Shared voting and dispositive powers of the Reporting Persons:

i.

GFS REN GP, as the manager of Goff REN and Goff REN II, may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the 0 Shares held by Goff REN and Goff REN II.

ii.

Kulik GP, as general partner to Kulik Partners, may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the 0 Shares held by Goff REN and Goff REN II.

iii.

GFS Management, as the managing member of GFS REN GP, may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the 0 Shares held by Goff REN and Goff REN II.

iv.

GFS, as the managing member of GFS Management, may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the 0 Shares held by Goff REN and Goff REN II.

v.

GFT, as controlling equity holder of GFS, may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the 0 Shares held by Goff REN and Goff REN II.

vi.

Goff Family Trust, as managing member of GFT and controlling shareholder of Goff Capital, may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the 0 Shares held by Goff REN, Goff REN II, Goff Family Investments, Cuerno Partners, and the 0 Shares directly held by Goff Family Trust.

v.

JCG 2016 Management, as general partner of JCG 2016 Holdings, may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the 0 Shares held by JCG 2016 Holdings.

vi.

As managing member of Kulik GP and JCG 2016 Management, as the sole board member of Goff Foundation, as chairman and Chief Executive Officer of Goff Capital, and as managing member and Chief Executive Officer of GFS, John C. Goff may be deemed to have the power to vote or direct the vote of and the shared power to dispose or direct the disposition of the 0 Shares held by Goff Family Investments, Goff Family Trust, Kulik Partners, Cuerno Partners, Goff Foundation, Goff REN, Goff REN II, JCG 2016 Holdings, and the 0 Shares held directly by John C. Goff.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 7, 2019

John C. Goff

By:	/s/ John C. Goff